SembCorp Industries

02 NOV 15 AM 10:49

Rule 12g3-2(b) File No. 825109

24 October 2002

SUPPL

02060415

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

MASNET No. 44 OF 24.10.2002
Announcement No. 44

SEMBCORP INDUSTRIES LTD

ACQUISITION OF SHARES IN SEMBCORP MARINE LTD

SembCorp Industries wishes to announce that it has acquired 10,015,000 ordinary shares of $0.10 each in the capital of SembCorp Marine Ltd from the open market at a consideration of $0.874 per share.

Following the acquisition, SembCorp Industries' shareholding in SembCorp Marine increases from 62.86 per cent to 63.57 per cent.

The acquisition has no significant impact on the earnings and net tangible assets per share of SembCorp Industries.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary

October 24, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/10/2002 to the SGX